Mail Stop 6010

December 5, 2006

Via U S Mail and FAX [(508) 647-5673]

Mr. James F. Mongiardo
Chief Executive Officer, President and Chief Financial Officer
Advanced Sports Technologies Inc
2 Briar Lane
Natick, Massachusetts 01760

> **Re:** **Advanced Sports Technologies Inc**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Forms 10-QSB for March 31 and June 30, 2006**
> **File No.333-106299**

Dear Mr. Mongiardo:

We have reviewed the information provided on November 8, 2006 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Financial Statements
Note 6 Discontinued Operations, page 10

1.   We note your response to our previous comment 5. Please tell us how you are in
        compliance with SFAS 144 with respect to your computation of gain on disposal
        of discontinued operations. Clarify the proceeds, if any, you received on sale and
        how this was considered in the gain or loss calculation. Please also tell us why
        the gain or loss on disposal includes the accumulated deficit balance of the
        disposed entity. Please revise and amend your filing appropriately, or tell us the
        accounting guidance you are relying on.

Representations

2.   We notice that you continue to exclude the requested representations in your
        response. In connection to responding to these comments, please provide in
        writing a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
         filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
         foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
         initiated by the Commission or any person under the federal securities laws of the
         United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a response letter that keys
your responses to our comments and provides the requested information. Confirm that
you will comply with these comments in all future filings with the Commission. Detailed
response letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments and the requested
information.

You may contact Praveen Kartholy at (202) 551-3778, or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact, Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief